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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Year Ended October 31,
	2004	2003	2002	2001	2000
Consolidated pretax earnings from continuing operations	$74,974	$(55,010)	$(92,225)	$(276,766)	$70,672
Interest expense	992	—	—	—	—
Amortization of debt issuance costs	982	—	—	—	—
Interest portion of rental expense	6,440	7,200	8,700	10,500	10,200

Earnings	$83,388	$(47,810)	$(83,525)	$(266,266)	$80,872

Interest expense	$992	$—	$—	$—	$—
Amortization of debt issuance costs	982	—	—	—	—
Interest portion of rental expense	6,440	7,200	8,700	10,500	10,200

Fixed charges	$8,414	$7,200	$8,700	$10,500	$10,200

Ratio of earnings to fixed charges	9.9	(6.6)	(9.6)	(25.4)	7.9

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  Exhibit 12.1